Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, New York 10019

June 26, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re: Delcath Systems, Inc.

Registration Statement on Form S-3 Filed June 15, 2023

File No. 333-272659

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-272659) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 28, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Ryan Sansom of Cooley LLP at (617) 937-2335 or Christina Roupas of Cooley LLP at (312) 881-6670 and that such effectiveness also be confirmed in writing.

Very truly yours,

Delcath Systems, Inc.

By:	/s/ Gerard Michel
Gerard Michel
Chief Executive Officer

cc:	Ryan Sansom, Cooley LLP Christina Roupas, Cooley LLP